December 5, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention: Chris Edwards and Laura Crotty

Re:	Polomar Health Services, Inc.
Registration Statement on Form S-1
Filed September 15, 2025
File No. 333-290269

Ladies and Gentlemen:

On behalf of our client, Polomar Health Services, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated September 19, 2025 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”). The Company has also revised the Registration Statement in response to the Staff’s comments and, concurrently with delivery of this response letter, filed with the Securities and Exchange Commission an amendment to the Registration Statement which reflects these revisions (“Amendment No. 1”).

For convenience, we have set forth below, in bold type, the enumerated written comment provided in the Comment Letter to the Company. The response of the Company to the comment is set forth immediately following the comment. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1.

Registration Statement on Form S-1

General

1.	We note you entered into a merger agreement dated July 23, 2025, with Altanine Inc., and that the common stockholders of Altanine are expected to own approximately 80% of the post-combination company. Please provide your analysis of whether you are required to include financial statements of the business to be acquired under Rule 8-04 of Regulation S-X and the related pro forma financial information required by Rule 8-05 of Regulation S-X. Refer to Part I, Item 11(e) of Form S-1.

Effect has been given to the Staff’s comment. The Company has included the financial statements of Altanine and the pro forma financial information. Please see the revised disclosure on Pages 18 – 29 and F-34-F-78.

* * * * *

We hope that the foregoing has been responsive to the Staff’s comment. Please do not hesitate to contact Stephen E. Fox of Ruskin Moscou Faltischek PC, counsel to the Registrant, at 516-663-6580 with any questions or further comments you have regarding the Registration Statement, the proposed Amendment No. 1 or if you wish to discuss the above response.

Very truly yours,

/s/ Stephen E. Fox
STEPHEN E. FOX
For the Firm

cc:	Terrence M. Tierney, President and CFO, Polomar Health Services, Inc.